[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

November 15, 2005

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re: Occidental Petroleum Corporation

(Form S-4 dated November 15, 2005)

To Whom it May Concern:

On behalf of our client, Occidental Petroleum Corporation (the “Company”), we enclose herewith the Company’s Registration Statement on Form S-4 dated November 15, 2005.

Should you have any questions or comments, please contact:

Linda S. Peterson, Esq.

Associate General Counsel

Occidental Petroleum Corporation

10889 Wilshire Boulevard

Los Angeles, California 90024

Telephone: (310) 443-6189

Facsimile: (310) 443-6737

e-mail: linda_peterson@oxy.com

Patrick S. Brown, Esq.

Sullivan & Cromwell, LLP

1888 Century Park East

Los Angeles, California 90067

Telephone: (310) 712-6600

Facsimile: (310) 712-8800

e-mail: brownp@sullcrom.com

Sincerely,

/s/    Patrick S. Brown